864320

02027416

RE
2/28/02

Commission file number: 0-18892

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2002

MAYNE GROUP LIMITED

(Translation of Registrant's Name Into English)

Mayne Group House
21/390 St Kilda Road
Melbourne, Victoria 3004
Australia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X.

(If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

Media Release
27 February 2002

Mayne reports sustained profitability improvement

Faulding delivers platform for international growth

Mayne Group Limited today reported net profit after tax of $95.8 million for the half year to 31 December 2001. Before the impact of unusual items, net profit after tax was $92 million, a 52.6 per cent increase on the previous half and a 99.6 per cent increase on the prior corresponding period.

Earnings per share, before the impact of unusual items, increased by 19.7 per cent on the prior corresponding period to 15.2 cents, despite the significant increase in the number of shares on issue. Shareholders will receive a fully franked interim dividend of six cents per share.

Mayne Group Managing Director and Chief Executive Officer, Mr Peter Smedley, said the sustained profitability improvements reflected enhanced business performance across the group's operating divisions and the successful acquisition of Australian Hospital Care and Faulding.

"The results also showed an improvement in the level of free funds generated by the business. On a normalised basis, more than $170 million of cash was generated from operations and, after payments for interest, taxation and capital expenditure, there was an underlying free cash flow of $28.6 million. Combined with an effectively ungeared balance sheet, this gives Mayne flexibility to pursue its strategic path," Mr Smedley said.

Underlying EBIT increased to $139.5 million, up $50.6 million – or 56.9 per cent – on the prior corresponding period.

Reported revenue of $2.2 billion was achieved during the period, a 67 per cent increase in underlying revenue (which excludes discontinued businesses) compared to the June 2001 result.

Faulding

Mr Smedley said Faulding had brought significant, new income streams to Mayne, as well as a strong platform for growth internationally.

"Reported EBIT from Faulding for the three-month contribution since the acquisition took effect in October, including the impact of goodwill amortisation, was $28.2 million. Faulding contribution before the impact of goodwill was $40.1 million," he said.

"The hospital pharmaceuticals business has performed strongly and we are delighted to have retained this business as part of the acquisition. This business showed strong revenue growth and the combination of geographic diversification, attractive new product approvals and a high potential product pipeline provides us with an exciting platform for global growth. There are 12 new generic products pending approval across four major markets – the US, Canada, the UK and Australia – with a total branded product market value of at least US$2.36 billion, based on IMS data for the year ending September 2001. Of these, five products have approvals pending for the US market, including the oncology drug pamidronate. The IMS data indicates the US market for branded equivalents of these five products is valued at almost US$1 billion.

"In addition, we have withstood the transitional risk in integrating Faulding Healthcare and have maintained market share in pharmacy distribution. Demand in Consumer Products' vitamin and mineral supplements category continued to recover from the GST's impact on sales in the prior corresponding period.

Health care

"In the existing health care businesses, underlying EBIT contribution was up 40.3 per cent in six months, to $83.2 million. It's important to note that the improved performance in the half was underpinned by increased operating efficiency in the hospitals network and diagnostic imaging – not by the funding environment.

"The number of hospital admissions increased by 7.2 per cent on June 2001, to more than 298,000. Underlying EBITDA margin in hospitals improved to 13.6 per cent during the half under review, primarily attributable to additional admissions generating a higher than average return. In hospitals, the average length of stay improved, decreasing 1.3 per cent on the prior period.

"In pathology, total episodes increased 3.1 per cent, to 2.52 million, on the prior corresponding period. In diagnostic imaging, efficiency – measured in terms of the number of examinations completed per work hour – improved 12.8 per cent on the December 2001 result.

"The continued, robust demand for private heath care augurs well for this business, and we can expect further benefits from the impact of Lifetime Health Cover to flow through in the future.

Logistics

"In the logistics division, revenue diversification and in-sourcing, as well as operational improvements, have largely offset market pressures on this business.

"The logistics operations in Australia / Pacific reported total revenue of $453.6 million. The EBITDA margin for Australia / Pacific contract and express logistics contracted 0.6 per cent on the prior corresponding period. The impact of higher air freight costs following the Ansett collapse was partially offset by the benefit of initiatives including fleet consolidation.

"In cash logistics, revenue for Armaguard was in line with the prior corresponding period, totalling $113.8 million. EBITDA margin for cash logistics increased on the prior corresponding period to 16.4 per cent; however, it contracted 70 basis points on the previous half, reflecting the impact of the redistribution of Cash Services Australia work.

"The EBIT contribution by Mayne Logistics Loomis in Canada was $8.3 million, 13.7 per cent above the December 2000 result, despite revenue being impacted by the repercussions of September 11. Loomis' EBITDA margin was 180 basis points above the prior corresponding period. The opening of new Edmonton and Toronto hubs in late 2000 and the increase in the level of hub automation are impacting favourably on operating efficiency.

"With no material change in trading conditions currently anticipated for the second half, the result presented today is consistent with the profit level required to meet the full year 2002 expectation indicated in our offer document for Faulding, factoring in the form of consideration paid to Faulding shareholders and the 30 June 2001 balance sheet positions of both companies."

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Media enquiries:
Rob Tassie
Ph: 03 9868 0886
Mb: 0411 126 455

Investor enquiries:
Mark Rogers
Ph: 03 9868 0909

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAYNE GROUP LIMITED

By: [signature]

Name: Karen Kee
Title: Manager, Group Secretarial Services

Date: 4 April 2002